UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42951

WeShop Holdings Limited

(Exact name of registrant as specified in its charter)

Hawk House

22 The Esplanade

Jersey, JE1 1HH

Channel Islands

+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

2026 Annual General Meeting of Shareholders

Attached hereto as Exhibit 99.1 is a copy of the Notice of Annual General Meeting, Proxy Statement and Form of Proxy of WeShop Holdings Limited, a BVI business company (the “Company”), for the Company’s 2026 Annual General Meeting of Shareholders to be held on October 16, 2026 at 11:00 a.m. BST (6:00 a.m. EST) (the “Annual General Meeting”), and attached hereto as Exhibit 99.2 is a copy of the Notice of Internet Availability of Proxy Materials which is first being mailed to the Company’s shareholders on September 25, 2026.

Only holders of record of the Company’s Class A ordinary shares at the close of business on September 25, 2026 are entitled to notice of, and to vote at, the Annual General Meeting.

The information set out in this Report on Form 6-K (including Exhibits 99.1 and 99.2 and any information that is furnished and not filed) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-291968), and into any prospectus forming a part thereof, and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual General Meeting, Proxy Statement and Form of Proxy of WeShop Holdings Limited
99.2	Notice of Internet Availability of Proxy Materials.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESHOP HOLDINGS LIMITED

By:	/s/ Maria Weaver
Name:	Maria Weaver
Title:	Chief Executive Officer
Date:	September 29, 2026